SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

REPORT OF A MATERIAL EVENT

Decision to dispose of Woori Financial Group’s common shares owned by Woori Bank

Woori Card Co., Ltd., a subsidiary of Woori Bank, became a direct subsidiary of Woori Financial Group Inc. (“Woori Financial Group”) on September 10, 2019 through a comprehensive stock exchange between Woori Bank and Woori Financial Group. As a result of such transaction, Woori Bank acquired 42,103,377 shares of Woori Financial Group’s common shares.

•

Woori Bank disposed of 28,890,707 of such shares in September 2019 and disposed of the remaining 13,212,670 of such shares in pre-market trading on November 22, 2019. As a result of such disposals, Woori Bank no longer holds any of Woori Financial Group’s common shares.

•	The date of decision to dispose of the 13,212,670 shares is November 21, 2019, and the completion date of such transaction is November 26, 2019.

    Disclosure on major management matters of Woori Financial Group’s subsidiaries

•	Name of subsidiary company: Woori Bank

•	Woori Bank’s total assets comprise 99.2% of Woori Financial Group’s total assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: November 22, 2019	By:	/s/ Kyong-Hoon Park
(Signature)

	Name:	Kyong-Hoon Park
	Title:	Deputy President

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